DLA Piper LLP (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020-1104 www.dlapiper.com

Christopher C. Paci christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

November 26, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief—Legal Gabriel Eckstein, Staff Attorney Barbara C. Jacobs, Assistant Director Tamara Tangen, Staff Accountant Craig Wilson, Senior Assistant Chief Accountant

Re:	Connecture, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 10, 2014 File No. 333-199484

Ladies and Gentlemen:

We are writing on behalf of Connecture, Inc. (the “Company” or “Connecture”) in response to the November 20, 2014 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1, which was filed with the Commission on November 10, 2014 (the “Registration Statement”).

Concurrently with this letter, the Company is filing with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”). A marked copy of Amendment No. 2 indicating changes from the Registration Statement is enclosed. This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 2.

Division of Corporation Finance

November 26, 2014

Dilution, page 43

1. Tell us the basis on which you omit the number of shares purchased by existing shareholders from the table on the bottom of page 43 as well as the basis on which you omit the total consideration paid for those shares from that table. It appears that both of these amounts are known and are independent of the offering price. Advise whether you plan to include any non-cash payments within the total consideration amount paid by existing shareholders, and if so, describe the non-cash purchase transactions.

Response: In response to the Staff’s comment, the Company has disclosed in the table on the bottom of page 44 the number of shares purchased by existing shareholders and the total consideration paid for those shares. No non-cash payments are included within the total consideration amount paid by existing shareholders.

Business

Overview, page 76

2. Your response to prior comment 14 is limited to disclosure of government contracts as a percentage of deferred revenues. Please disclose your historical dependency on revenues from governmental bodies in quantitative terms, such as the percentage that source of revenues contributed in 2013. To the extent that this percentage has varied significantly over prior periods, consider disclosing information for the 2012 fiscal year and providing a discussion of the reason for such variability.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 77 to describe the Company’s historical dependency on revenue from governmental bodies in quantitative terms, and to describe how this percentage has varied over prior periods.

Executive Compensation

Employment Agreements, page 102

3. You disclose that your named executive officers are party to a bonus agreement that would obligate you to pay certain bonuses at the earliest of certain events that includes the date October 1, 2014. Please clarify your disclosure to indicate the amount that each of your named executive officers has earned by virtue of the lapse of time.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 103 to clarify the amount that each named executive officer who is a party to the bonus agreement has earned by virtue of the lapse of time.

Certain Relationships and Related Party Transactions

Other Related Party Transactions, page 113

Division of Corporation Finance

November 26, 2014

4. Please expand to disclose the exit fee that is payable upon a “Deemed Liquidation Event” and in concise terms explain what constitutes such an event. We note your disclosure on page F-42 and section 5.10 of exhibit 10.5.1.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 114 to provide additional detail regarding the exit fee and what constitutes a Deemed Liquidation Event. The Company discloses on page 114 that the amount of the exit fee is $0.6 million.

Description of Capital Stock

Preferred Stock, page 116

5. Please disclose the conversion price of the preferred shares in accordance with Item 202(a) of Regulation S-K. In this regard, we note the added disclosure in Note 10 on page F-21. In addition, expand your Prospectus Summary to include information concerning the conversion price of your preferred stock. Finally, consider expanding the disclosure beginning on page 110 to disclose the number of common shares that each holder will receive as a consequence of the conversion of the Series B preferred at effectiveness.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 117 to provide the conversion price of the preferred stock. Additionally, the Company has revised its disclosure on page 10 of the Prospectus Summary to include information concerning the conversion price of the preferred stock. The Company respectfully advises the Staff that the share numbers listed on pages 111 and 112, as well as elsewhere throughout Amendment No. 2, reflect the conversion of the preferred stock at effectiveness, as described at the bottom of page 10.

Amendment No. 1 to Form S-1 filed on November 10, 2014

Consolidated Statements of Operations and Comprehensive Loss, page F-4

6. We note in your response to prior comment 16 that you consider perpetual software licenses as the only product revenue for purposes of Rule 5.03(b) of Regulation S-X. In this regard, please tell us why you do not consider time-based or term software licenses or other of your software offerings as product revenue for purposes of Rule 5.03(b) of Regulation S-X.

Response: In response to the Staff’s comment, the Company reaffirms that the perpetual software licensed in the Enterprise/State segment represent the only product revenue for the Company in the periods presented under Rule 5.03(b) of Regulation S-X.

The Company respectfully advises the Staff that it has revised its disclosure on pages F-10, F-11, F-38 and F-39 to clarify that hosted arrangements represent “software-as-a-service” solutions. For these hosted arrangements, customers do not have the contractual right to take possession of the Company’s software and cannot run the software on the customers’ hardware. Customers in these hosted arrangements gain access to the Company’s software solutions through web-based URLs and the solutions do not reside on the customer’s hardware. As no software element is provided to customers, such hosted arrangements are services under ASC 985-605-55-119 to 125 and the Company has therefore classified such arrangements as services for purposes of Rule 5.03(b) of Regulation S-X.

Division of Corporation Finance

November 26, 2014

7. If your term software licenses or other software offerings are more appropriately classified in the statement of operations as product revenue please also advise us of your reconsideration of prior comment 20 regarding disclosure of product and service revenues from external customers pursuant to ASC 280-10-50-40.

Response: In response to the Staff’s comment, and consistent with the Company’s response to comment 6 above, the Company respectfully submits that perpetual software license revenue in the Enterprise/State segment represents the Company’s only product revenue. Based on the fact that such revenue is less than 10% of the consolidated revenue for all periods presented, separate disclosure of products and services revenue is not required.

Notes to Consolidated Financial Statements as of and for the years ended December 31, 2013 and 2012

Revenue Recognition

Software Automation Solutions Fees, page F-10

8. We refer to your response to prior comment 17. You indicate in your chart of “Units of Accounting by Hosted and Non-Hosted” arrangements, that hosted arrangements do not include the element of software licenses. However, your revenue recognition policy on page F-10 states that “(t)he majority of the Company’s software automation solutions sold in the Enterprise/Commercial and Medicare segments are arrangements in which the software is licensed for a specific term and hosted on the Company’s infrastructure. These arrangements are referred to as hosted arrangements and are accounted for under ASC 605, Revenue Recognition.” Please revise to clarify how your accounting for hosting arrangements considers the implementation guidance in ASC 985-605-55-119 to 125.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-10 and F-38 to clarify customers obtain the right to use hosted software automation solutions for a period of time, do not have the contractual right to take possession of the software and cannot run the software on their hardware platform. These customers gain access to the Company’s software solutions through web-based URLs and the solutions do not reside on the customer’s hardware. Therefore, in accordance with ASC 985-605-55-123, the Company’s arrangements and related revenue are services which are scoped out of ASC 985-605, and accounted for under ASC 605, Revenue Recognition.

9. We refer to your informative response to prior comment 17 and Annex I. Please ensure that your revenue recognition and related cost policies disclose the significant accounting judgments you discuss in that response and Annex I for Software Automation Solution Fees. For example, you should revise to ensure your policies address what triggers and determines the recognition, timing and deferrals of significant revenues and costs among your various types of these arrangements. Please refer to ASC 235-10-50-12 and SAB Topic 13. B.

Division of Corporation Finance

November 26, 2014

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-10, F-11, F-38 and F-39 to incorporate information from the Company’s prior response to comment 17 and Annex I as it relates to the recognition, timing and deferrals of revenue and costs related to the Company’s Software Automation Solution Fees.

Notes to Unaudited Condensed Consolidated Financial Statements

Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation, page F-33

10. We note that the unaudited pro forma presentation on page F-29 gives effect to the conversion of the redeemable convertible preferred stock into common stock upon the consummation of the IPO. Please expand this disclosure to include any other accounts that will be impacted upon the completion of the offering. In this regard, we note that the unaudited pro forma consolidated balance sheet appears to have been adjusted, or that you intend to adjust, additional line items upon the consummation of the IPO.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has included additional adjustments (together with explanatory notes on page F-36) to the pro forma unaudited condensed consolidated balance sheet on page F-31. These adjustments give pro forma effect at September 30, 2014 to the Company’s use of net cash proceeds upon consummation of the IPO to (i) pay accumulated and unpaid dividends on the Company’s outstanding shares of Series A and Series B preferred stock and (ii) repay the outstanding promissory notes in the aggregate principal amount of approximately $4.3 million, together with accrued interest thereon, in each case, as disclosed in Use of Proceeds. The amounts of these adjustments will be included in the pre-effective amendment to the registration statement containing the “red-herring” preliminary prospectus when the midpoint of the estimated price range is known. The Company has revised the disclosure of pro forma balance sheet data on pages 13 and 47 and the Capitalization table on page 43 to reflect these additional adjustments.

In addition, consistent with the Staff’s guidance, the Company has revised its disclosure regarding the calculation of pro forma basic and diluted net loss per common share on pages 12, 45-46, F-4, F-7, F-14, F-15, F-32, F-35 and F-48-49 to include in that calculation the issuance of the additional common shares necessary to make the above-referenced dividend payment and debt repayment.

Finally, in accordance with the Staff’s request, the Company has revised Liquidity and Capital Resources on page 70 and the Contractual Obligations and Commitment table on pages 74-75 to include reference to the accumulated and unpaid dividends on the Company’s outstanding shares of Series A and Series B preferred stock as of December 31, 2013.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration to be made orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (212) 335-4970 if you have any questions regarding this letter or the Registration Statement.

Division of Corporation Finance

November 26, 2014

Very truly yours,

DLA Piper LLP (US)

Christopher C. Paci

Partner

Enclosures

cc:	Robert Douglas Schneider (Connecture, Inc.)

James P. Purko (Connecture, Inc.)

Joseph G. Silver (DLA Piper LLP (US))

Samer M. Zabaneh (DLA Piper LLP (US))

Patrick O’Brien (Ropes & Gray LLP)

Michael D. Beauvais (Ropes & Gray LLP)